KANZHUN LIMITED
看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)
(Nasdaq Stock Ticker: BZ)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2026

The board (the "**Board**") of directors (the "**Directors**") of KANZHUN LIMITED (the "**Company**", together with its subsidiaries and consolidated affiliated entities, the "**Group**") is pleased to announce the unaudited interim consolidated results of the Group for the six months ended June 30, 2026 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2025. These interim results have been prepared under generally accepted accounting principles in the United States (the "**U.S. GAAP**") and reviewed by the audit committee of the Board (the "**Audit Committee**").

In this announcement, "we", "us" and "our" refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the six months ended June 30,		
	2025	**2026**	Change (%)
	(Unaudited)	**(Unaudited)**	
	(RMB in thousands, except percentages)		
Revenues	4,025,710	**4,467,395**	11.0%
Income from operations	1,090,986	**1,486,848**	36.3%
Income before income tax expenses	1,396,333	**3,917,329**	180.5%
Net income	1,223,268	**3,068,122**	150.8%
Adjusted net income (non-GAAP financial measure)	1,704,757	**1,885,390**	10.6%

NON-GAAP FINANCIAL MEASURE

In addition to net income, the Company also uses adjusted net income (non-GAAP financial measure) to evaluate operating performance. The Company defines adjusted net income (non-GAAP financial measure) as net income excluding the impact of share-based compensation expenses and net gains from investments in an investee company.

The Company has included this non-GAAP financial measure because it is a key measure used by the Company's management to evaluate operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, the Company believes that it provides useful information to investors and others in understanding and evaluating the Company's operating results in the same manner as the Company's management team and the Board do.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools; and when assessing the Company's operating performance, investors should not consider it in isolation or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth an unaudited reconciliation of adjusted net income (non-GAAP financial measure) to net income for the periods indicated:

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Net income	1,223,268	**3,068,122**
Add: Share-based compensation expenses	481,489	**377,423**
Less: Net gains from investments in an investee company	–	**(1,560,155)**
Adjusted net income (non-GAAP financial measure)	1,704,757	**1,885,390**

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

For the six months ended June 30, 2026, our average monthly active users ("**MAU**")[1] reached 65.5 million, representing an 8.1% increase from 60.6 million for the six months ended June 30, 2025. Our average DAU[2]/MAU for the six months ended June 30, 2026 achieved 24.4%. We have not only reinforced our market leadership but also validated the success of our strategy to penetrate diverse user segments, as evidenced by the growing proportion of blue-collar workers, users from lower-tier cities, and small-to-medium enterprise clients, underscoring our sustained growth potential.

The Company maintained strong growth momentum in the first half of 2026, delivering continued rapid growth in both revenue and profit while further strengthening our ability to serve users. Several key operating metrics, including user scale, user engagement and user satisfaction, reached record highs, further reinforcing the Company's industry-leading position and competitive advantages.

The Company remains steadfast in its user-centric business philosophy, while our key growth drivers continued to perform strongly. The Company rapidly expanded our reach among the blue-collar sector, small-to-medium enterprises, and users in lower-tier cities, which are the groups traditionally served by offline recruitment channels. At the same time, we streamlined the user journey and enhanced the overall service experience while maintaining a focus on recruitment safety.

In areas where we have established strengths, including white-collar and higher-tier cities recruitment, we enhanced our refined operating capabilities and deepened our services. Drawing on years of industry insights and big-data analytics, we were able to address the recruitment demands of different industries and job categories with greater accuracy. We also strengthened our relationships with large state-owned enterprises and strategic customers by providing tailored recruitment solutions.

The Company remained firmly committed to investing in the development of its Artificial Intelligence (AI) foundation models, while actively advancing the adoption and application of AI across its technology, products, monetization and operations.

The Company's Nanbeige Lab open-sourced Nanbeige4.2-3B, a compact model built on the Looped Transformer architecture to deliver greater representational capacity. Supported by optimized data pipelines spanning reasoning, agentic capabilities and other areas, the model has only 3 billion parameters but outperforms a range of larger, industry-leading models. This further builds on the leading position in compact models established by Nanbeige4.1-3B.

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1 MAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once.

2 DAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once.

For job seekers, the Company's AI job-seeking Agent can now provide support throughout the entire job-seeking journey. Through multi-turn conversations, the Agent can gain a deeper understanding of users' job preferences, help refine their resume, offer career direction advice, and recommend opportunities beyond standardized job categories based on the platform's extensive data. It can also help users assess their fit for specific roles, conduct AI-powered mock interviews, and provide suggestions and feedback on their interactions with enterprise users. Even after users secure a position, the Agent can continue to help them stay informed about recruitment trends in their industries.

For enterprise users, the Company continued to enhance its AI-powered offerings, including AI sourcing, AI-assisted chats, AI-powered candidate delivery service and AI interviews. Together, these products and features provide more comprehensive solutions across the recruitment process, from candidate matching and screening to outreach, initial interest communication and large-scale interview coordination. They help users improve recruitment efficiency and conversion rates, while enabling the Company to deliver greater service depth and value to each user. AI is also enabling the Company to evolve its business model beyond traffic-based matching toward a broader, scalable, closed-loop recruitment delivery model.

Meanwhile, the Company's AI-powered commercial offerings, which deliver interested candidates for high-end white-collar and gold-collar roles as well as large-scale blue-collar recruitment, recorded strong growth in the first half of the year. The number of enterprise customers served, the volume of interested candidates delivered and the average service fee per enterprise customer all increased significantly.

The Company actively applied AI across its operations and management, including customer service, security reviews, marketing and sales management. As our services scaled rapidly, headcount across our major business functions remained stable, allowing us to maintain service quality while continuing to improve efficiency.

Management Commentary

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, "We are delighted to report that the Company continued to deliver strong sets of financials for the quarter, with both revenue and profit growth accelerating. Multiple operating metrics reached record highs in the second quarter, with average monthly active users on the BOSS Zhipin app surpassing 70 million for the first time, further reinforcing the Company's industry-leading position and competitive moat.

We are continuing to invest firmly in our AI foundation model capabilities, while advancing the rollout of AI across both our user-facing and commercial products. We have applied AI to improve job-seeking and recruitment efficiency and matching accuracy, and we have also extended these capabilities across the full recruitment process, including AI-hosted or AI-assisted chats and AI interviews. These initiatives have received positive user feedback, and our initial commercialization efforts point to substantial market potential.

At the same time, we place great importance on delivering value to our shareholders. The Company has declared an annual dividend of approximately US$230 million. Together with over US$300 million of share buybacks completed[3] year-to-date, total shareholder returns through dividends and share buybacks this year have already exceeded 100% of the prior year's adjusted net income."

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[3] share buybacks completed either directly or through the trust under our share incentive plan.

Ms. Wenbei Wang, Deputy Chief Financial Officer of the Company, added, "The Company continued to deliver high-quality growth in the second quarter, with revenue up 14.1% year-on-year, accelerating from the first quarter, alongside a year-on-year improvement in margins. During the second quarter, we sponsored the 2026 FIFA World Cup, and earned positive market feedback. By harnessing AI across our operations to enhance operating and management efficiency, combined with strong operating leverage, our income from operations grew 32.6% year-on-year, and our operating margin expanded by 5.0 percentage points, further validating the efficiency of our business model and the strength of our management execution.

We remain firmly committed to shareholder returns, with healthy cash flow and ample cash reserves supporting our share buyback and dividend arrangements."

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, which together with our other mobile apps and mini programs create a vibrant network. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

We adopted the "direct recruitment model" that captures the essence of real-world recruitment scenarios through innovatively embedding two-way communication and double-sided recommendation into the online recruitment process on a mobile-native platform, which has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises.

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

- ***For enterprise user*** We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resume upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

  Meanwhile, AI capabilities were integrated into the recruitment and job-seeking process through various AI functions, including but not limited to AI sourcing, AI-hosted or AI-assisted chat, and AI-powered candidate delivery services.

- ***For job seeker*** We provide job-seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

Our Monetization Model

We provide recruitment and job-seeking services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users.

For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users.

For job seekers, we offer job-seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Sales and Marketing

We empower our sales team with our proprietary customer relationship management, or CRM, system by helping them identify employers with demand and a willingness to engage in bulk purchases or pay for more specialized services, which enables our sales team to effectively engage these enterprises. Our CRM system allows our sales team to target high-potential customers more effectively and apply data-driven strategies that improve conversion rates.

We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition. We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising and marketing campaigns in major national and international events.

Recent Developments

Declaration of Annual Cash Dividend

Under the Company's annual dividend policy, the Board has approved an annual cash dividend (the "**Dividend**") of US$0.255 per ordinary share, or US$0.510 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 28, 2026, Beijing Time and New York Time, respectively, payable in U.S. dollars. The ex-dividend date for holders of ordinary shares in Hong Kong will be September 25, 2026 and the ex-dividend date for holders of ADSs will be September 28, 2026. The aggregate amount of the Dividend to be paid will be approximately US$230 million, which will be funded by surplus cash on the Company's balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 28, 2026 (Beijing/Hong Kong Time). Dividend to be paid to the Company's ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on October 6, 2026 for holders of ordinary shares and on or around October 14, 2026 for holders of ADSs.

Shareholder Return Plan

On March 18, 2026, the Company announced that, subject to the final determination of the Board and the prevailing market conditions, the Company expects to allocate no less than 50% of the Company's adjusted net income (a non-GAAP financial measure) of the preceding fiscal year for distribution of dividend under the annual dividend policy and share repurchases for each of the next three years starting from 2026.

In addition, on March 18, 2026, the Board approved amendments to the existing share repurchase program, increasing the total authorization under the program to repurchase up to US$400 million of the Company's shares (including ADSs) over the extended term of the program through August 28, 2027.

Business Outlook

In the second half of 2026, the Company will continue to expand its user base and strengthen its industry leadership. At the same time, we will deepen relationships with existing customers, deliver greater service value, and further enhance user satisfaction and brand awareness.

First, we will remain focused on user growth, with particular emphasis on structural growth opportunities among blue-collar workers, small-to-medium enterprises, and users in lower-tier cities.

Second, we will deepen our engagement with customer segments where we have established strengths, including white-collar recruitment and large enterprises. Through more targeted operations, tailored solutions and continued business model innovation, we aim to deliver greater value to these customers.

Third, we will remain firmly committed to AI and continue investing in our proprietary foundation models. We will accelerate the development of our AI-powered products and services, deepen our understanding of users' needs and preferences, and improve recruitment accuracy and efficiency. At the same time, we will advance the rollout of closed-loop recruitment service and explore new commercial applications for our AI capabilities.

Fourth, we will continue to advance our overseas and other new businesses in a steady and disciplined manner. In our existing markets, we will focus on expanding our user base and improving the user experience. As we explore monetization opportunities, we will also identify and pursue opportunities in additional markets and user segments.

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Revenues		
Online recruitment services to enterprise customers	3,978,981	**4,441,762**
Others	46,729	**25,633**
Total revenues	4,025,710	**4,467,395**
Operating cost and expenses		
Cost of revenues[(1)]	(618,265)	**(610,638)**
Sales and marketing expenses[(1)]	(911,100)	**(1,083,176)**
Research and development expenses[(1)]	(839,614)	**(854,325)**
General and administrative expenses[(1)]	(576,485)	**(440,645)**
Total operating cost and expenses	(2,945,464)	**(2,988,784)**
Other operating income, net	10,740	**8,237**
Income from operations	1,090,986	**1,486,848**
Interest and investment income, net	306,461	**2,413,419**
Foreign exchange gain	54	**1,057**
Other (expenses)/income, net	(1,168)	**16,005**
Income before income tax expenses	1,396,333	**3,917,329**
Income tax expenses	(173,065)	**(849,207)**
Net income	1,223,268	**3,068,122**

Note:

(1) Share-based compensation expenses were allocated as follows:

	For the six months ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Cost of revenues	16,507	**5,559**
Sales and marketing expenses	126,593	**114,862**
Research and development expenses	166,598	**143,053**
General and administrative expenses	171,791	**113,949**
Total	481,489	**377,423**

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 11.0% from RMB4,025.7 million for the six months ended June 30, 2025 to RMB4,467.4 million for the six months ended June 30, 2026. This increase was primarily driven by the paid enterprise customer growth. In particular, revenues from online recruitment services to enterprise customers increased by 11.6% from RMB3,979.0 million for the six months ended June 30, 2025 to RMB4,441.8 million for the six months ended June 30, 2026. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, decreased from RMB46.7 million for the six months ended June 30, 2025 to RMB25.6 million for the six months ended June 30, 2026. The decrease was mainly driven by the optimization of certain value-added features for job seekers since the third quarter of 2025. The Company simplified these offerings to enhance the value proposition for job seekers, prioritizing platform engagement and long-term ecosystem growth.

Cost of Revenues

Our cost of revenues decreased by 1.2% from RMB618.3 million for the six months ended June 30, 2025 to RMB610.6 million for the six months ended June 30, 2026, which was primarily attributable to a decrease in employee-related expenses, partially offset by an increase in server and bandwidth cost.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 18.9% from RMB911.1 million for the six months ended June 30, 2025 to RMB1,083.2 million for the six months ended June 30, 2026, which was primarily attributable to increases in advertising and marketing expenses.

Research and Development Expenses

Our research and development expenses increased by 1.8% from RMB839.6 million for the six months ended June 30, 2025 to RMB854.3 million for the six months ended June 30, 2026, which was primarily attributable to increases in cloud service fee and server depreciation expenses, partially offset by a decrease in employee-related expenses.

General and Administrative Expenses

Our general and administrative expenses decreased by 23.6% from RMB576.5 million for the six months ended June 30, 2025 to RMB440.6 million for the six months ended June 30, 2026, which was mainly due to a decrease in employee-related expenses.

Income from Operations

As a result of the foregoing, our income from operations increased by 36.3% from RMB1,091.0 million for the six months ended June 30, 2025 to RMB1,486.8 million for the six months ended June 30, 2026.

Interest and Investment Income

Our interest and investment income for the six months ended June 30, 2026 was RMB2,413.4 million, compared with RMB306.5 million for the six months ended June 30, 2025. The increase was primarily attributable to investment income of RMB2,080.2 million arising from fair value changes of investments in an investee company, which completed its initial public offering in January 2026.

Income Tax Expenses

Our income tax expenses for the six months ended June 30, 2026 were RMB849.2 million, compared with RMB173.1 million for the six months ended June 30, 2025. The increase was primarily driven by the tax effect of RMB520.1 million associated with the aforementioned investment income, together with withholding tax of RMB27.3 million, a top-up tax of RMB25.9 million under the Pillar Two rules, and an increase in income from operations.

Net Income

Our net income for the six months ended June 30, 2026 was RMB3,068.1 million, compared with RMB1,223.3 million for the six months ended June 30, 2025. The increase was primarily attributable to increases in income from operations and interest and investment income, partially offset by an increase in income tax expenses.

Liquidity and Capital Resources

During the Reporting Period, we funded our operations primarily through cash generated from operations. As of June 30, 2026, our cash and cash equivalents, short-term time deposits and short-term investments (excluding investments in equity securities) totaled RMB18.8 billion, and net cash provided by operating activities for the six months ended June 30, 2026 was RMB2.1 billion.

Interest-bearing Bank and Other Borrowings

As of June 30, 2026, the Group did not have any interest-bearing bank and other borrowings.

Significant Investments

As of June 30, 2026, the Group held 1,486,720 shares in Z.AI Co., Ltd. ("**Zhipu**"), representing approximately 0.3% of total issued share capital of Zhipu. Zhipu is principally engaged in the provision of large model related services in the PRC. As of June 30, 2026, the cost of the Group's investment in Zhipu was approximately RMB52.7 million, and the fair value of the investment was approximately RMB2.1 billion, representing approximately 8.0% of the Group's total assets as of the same date. During the Reporting Period, the Group recognized an unrealized fair value gain of approximately RMB2,080.2 million in respect of this investment, with no realized gain/loss or dividend income recognized.

The Group invested in Zhipu as a medium-term financial investment. The Group will continue to monitor the business and financial performance of Zhipu, the market price of its shares and prevailing market conditions, and will review its holding in the investment having regard to the Group's overall investment strategy and liquidity requirements.

Save as disclosed above, the Group did not have any significant investments as of June 30, 2026 (including any investment in an investee company with a value of 5% or more of the Group's total consolidated assets).

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associates or joint ventures during the Reporting Period.

Pledge of Assets

As of June 30, 2026, the Group did not have any pledge of assets.

Future Plans for Material Investments and Capital Assets

As of June 30, 2026, the Group did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

Gearing ratio equals total debt divided by total equity as of the end of the Reporting Period. Total debt is defined as interest-bearing borrowings. As of June 30, 2026, the Group's gearing ratio was nil as the Group had no borrowings.

Foreign Exchange Exposure

Substantially all of our revenues and the majority of our expenses are denominated in RMB. We have not used any derivative financial instruments to hedge exposure to foreign currency exchange risk arising from the U.S. dollar-denominated cash and cash equivalents, short-term time deposits and short-term investments. However, we monitor this risk by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amounts available to us.

Contingent Liabilities

As of June 30, 2026, the Group had no material contingent liabilities.

Capital Commitment

As of June 30, 2026, the Group had no material capital commitment.

Employees and Remuneration Policies

As of June 30, 2026, the Group had a total of 5,219 employees. The following table sets forth the total number of full-time employees by function as of June 30, 2026:

Function	**Number of employees**	**% of total**
Sales and marketing	2,929	56.1%
Research and development	1,119	21.4%
Operations	822	15.8%
General administration	349	6.7%
Total	**5,219**	**100.0%**

As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer's liability insurance and additional commercial health insurance to increase insurance coverage of its employees. The Company has also adopted the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of the shareholders of the Company and to enhance our corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, the Company has complied with all the code provisions of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Part 2 of Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), save and except for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company deviates from this provision because Mr. Peng Zhao ("**Mr. Zhao**") performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Zhao is the founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that vesting the roles of both chairman of the Board and chief executive officer to Mr. Zhao has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees and independent non-executive Directors. The Board will continue to review and consider segregating the roles of chairman and the chief executive officer of the Company from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings in the Company's securities by the Directors and relevant employees and other matters covered by the Code.

Specific enquiry has been made to all the Directors and the relevant employees, and they have confirmed that they have complied with the Code during the Reporting Period.

Audit Committee

The Board has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee comprises three independent non-executive Directors, namely Ms. Hongyu Liu, Mr. Yonggang Sun, and Mr. Yan Li. Ms. Hongyu Liu, being the chairperson of the Audit Committee, has the related financial management expertise required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2026. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2026 in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, the Company repurchased, in accordance with Chapter 10 of the Listing Rules, a total of 18,476,701 ADSs (representing 36,953,402 Class A ordinary shares of the Company) (the "**Repurchased Shares**") at an aggregate consideration (before all the relevant expenses) of US$251,705,710.31 on The Nasdaq Global Select Market (the "**Nasdaq**").

Particulars of the repurchases made by the Company during the Reporting Period are as follows:

Trading Month	No. of Class A ordinary shares repurchased	Price paid per ordinary share Highest	Lowest	Aggregate consideration paid (before all the relevant expenses)
		(US$)	*(US$)*	*(US$)*
March	5,733,530	6.87	6.55	38,410,047.13
April	11,577,130	7.28	6.505	78,663,286.94
May	9,390,112	7.45	6.6225	65,155,005.28
June	10,252,630	7.25	6.3075	69,477,370.96
Total	**36,953,402**			**251,705,710.31**

As of the date of this announcement, 24,334,590 of the Repurchased Shares have been cancelled. Upon cancellation of such Repurchased Shares, Mr. Zhao, the weighted voting rights ("**WVR**") beneficiary of the Company simultaneously reduced his WVR in the Company proportionately by way of converting his Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange (including the sale of treasury shares as defined under the Listing Rules) or on the Nasdaq during the Reporting Period. As of June 30, 2026, the Company did not hold any treasury shares.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period.

Interim Dividend

The Board did not recommend any interim dividend for the six months ended June 30, 2026.

Significant Events after the Reporting Period

Save as disclosed above, there were no significant events that might affect the Company after the Reporting Period.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	For the six months ended June 30, 2025	2026
		(RMB in thousands, except share and per share data)	
Revenues			
Online recruitment services to enterprise customers		3,978,981	**4,441,762**
Others		46,729	**25,633**
Total revenues	*3*	4,025,710	**4,467,395**
Operating cost and expenses			
Cost of revenues		(618,265)	**(610,638)**
Sales and marketing expenses		(911,100)	**(1,083,176)**
Research and development expenses		(839,614)	**(854,325)**
General and administrative expenses		(576,485)	**(440,645)**
Total operating cost and expenses		(2,945,464)	**(2,988,784)**
Other operating income, net		10,740	**8,237**
Income from operations		1,090,986	**1,486,848**
Interest and investment income, net		306,461	**2,413,419**
Foreign exchange gain		54	**1,057**
Other (expenses)/income, net		(1,168)	**16,005**
Income before income tax expenses		1,396,333	**3,917,329**
Income tax expenses	*4*	(173,065)	**(849,207)**
Net income		1,223,268	**3,068,122**
Net loss attributable to non-controlling interests		11,264	**33,679**
Net income attributable to ordinary shareholders of KANZHUN LIMITED		1,234,532	**3,101,801**
Weighted average number of ordinary shares used in computing net income per share	*5*		
– Basic		876,959,135	**917,870,090**
– Diluted		901,237,045	**936,850,131**
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED	*5*		
– Basic		1.41	**3.38**
– Diluted		1.37	**3.31**
Other comprehensive (loss)/income, net of tax			
Foreign currency translation adjustments		(41,650)	**(347,505)**
Net change in unrealized gains on available-for-sale investments			
– Unrealized gains		23,793	**13,484**
– Reclassification of gains to net income		–	**(76,279)**
Net change in unrealized gains on available-for-sale investments		23,793	**(62,795)**
Total other comprehensive loss		(17,857)	**(410,300)**
Total comprehensive income		1,205,411	**2,657,822**
Comprehensive loss attributable to non-controlling interests		11,322	**34,111**
Comprehensive income attributable to ordinary shareholders of KANZHUN LIMITED		1,216,733	**2,691,933**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	As of December 31, 2025	**As of June 30, 2026**
		(RMB in thousands)	
ASSETS			
Current assets			
Cash and cash equivalents		4,104,917	**2,580,279**
Short-term time deposits		6,390,158	**5,220,565**
Short-term investments	*6*	9,450,244	**13,143,766**
Accounts and notes receivable, net	*7*	33,137	**53,432**
Inventories		2,395	**2,163**
Amounts due from related parties		9,241	**10,415**
Prepayments and other current assets	*8*	365,205	**592,274**
Total current assets		20,355,297	**21,602,894**
Non-current assets			
Long-term time deposits		782,460	**–**
Long-term investments	*6*	1,898,178	**3,671,576**
Property, equipment and software, net		1,245,022	**1,277,199**
Right-of-use assets, net		161,452	**210,762**
Intangible assets, net		100,909	**91,608**
Goodwill		6,528	**6,528**
Deferred tax assets		18,168	**15,167**
Total non-current assets		4,212,717	**5,272,840**
Total assets		24,568,014	**26,875,734**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	*9*	119,966	**315,096**
Deferred revenue		3,235,959	**3,548,283**
Other payables and accrued liabilities	*10*	921,319	**1,177,248**
Operating lease liabilities, current		94,016	**116,667**
Total current liabilities		4,371,260	**5,157,294**
Non-current liabilities			
Operating lease liabilities, non-current		64,027	**99,423**
Deferred tax liabilities		51,689	**570,764**
Total non-current liabilities		115,716	**670,187**
Total liabilities		4,486,976	**5,827,481**
Total shareholders' equity		20,081,038	**21,048,253**
Total liabilities and shareholders' equity		24,568,014	**26,875,734**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,	
	2025	**2026**
	(RMB in thousands)	
Net cash provided by operating activities	2,055,005	**2,134,857**
Net cash used in investing activities	(1,503,279)	**(1,861,477)**
Net cash provided by/(used in) financing activities	58,278	**(1,749,282)**
Effect of exchange rate changes on cash and cash equivalents	(3,588)	**(48,736)**
Net increase/(decrease) in cash and cash equivalents	606,416	**(1,524,638)**
Cash and cash equivalents at beginning of the period	2,553,090	**4,104,917**
Cash and cash equivalents at end of the period	3,159,506	**2,580,279**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

KANZHUN LIMITED (the "Company") was incorporated under the laws of the Cayman Islands on January 16, 2014. The Company, through its subsidiaries, consolidated variable interest entity (the "VIE") and VIE's subsidiaries (collectively referred to as the "Group"), is primarily engaged in providing online recruitment services through a platform named "BOSS Zhipin" in the People's Republic of China (the "PRC" or "China").

2. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements of the preceding fiscal year and include all adjustments necessary for a fair statement of results for the periods presented. The consolidated balance sheet as of December 31, 2025 was derived from the audited financial statements at that date but does not include all the information and notes required by U.S. GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2025. Significant accounting policies applied in these unaudited condensed consolidated financial statements are consistent with those of the audited consolidated financial statements for the preceding fiscal year. The interim results are not necessarily indicative of the results of operations expected for the full year or any future periods.

3. REVENUES

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source are as follows:

	For the six months ended June 30,	
	2025	**2026**
	(RMB in thousands)	
Online recruitment services to enterprise customers	3,978,981	**4,441,762**
– Key accounts	967,233	**1,148,488**
– Mid-sized accounts	1,312,300	**1,393,447**
– Small-sized accounts	1,699,448	**1,899,827**
Others	46,729	**25,633**
Total	4,025,710	**4,467,395**

For revenues from online recruitment services to enterprise customers, RMB3,179.2 million and RMB3,606.0 million were recognized over time for the six months ended June 30, 2025 and 2026, respectively; RMB799.8 million and RMB835.8 million were recognized at a point in time for the six months ended June 30, 2025 and 2026, respectively.

4. INCOME TAX

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on taxable income generated from operations in Hong Kong. Additionally, payments of dividends by subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Chinese mainland

Under the PRC Enterprise Income Tax Law (the "EIT Law"), domestic enterprises and foreign invested enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified High and New Technology Enterprise ("HNTE") is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. The consolidated VIE is qualified as an HNTE and enjoys a preferential income tax rate of 15% for the periods presented. In 2025, one of the Group's subsidiaries was also recognized as an HNTE, and is therefore entitled to the 15% preferential income tax rate from the year ended December 31, 2025.

Pursuant to the relevant laws and regulations issued by the State Taxation Administration of the PRC, enterprises engaged in research and development activities are entitled to claim a super deduction equal to 200% of qualifying research and development expenses when computing taxable income, and this super deduction rate has been effective since October 1, 2022.

Under the EIT Law, dividends distributed by a foreign-invested enterprise ("FIE") to its immediate holding companies outside of the Chinese mainland are generally subject to a 10% withholding tax. A lower withholding tax rate of 5% is applicable if the immediate holding company is incorporated in Hong Kong, holds at least 25% equity interest in the FIE, and meets the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong. Dividends paid by the Company's subsidiaries in the Chinese mainland to its Hong Kong subsidiary meet these criteria and thus qualify for the 5% withholding tax rate. For the six months ended June 30, 2026, the Group recorded RMB27.3 million withholding tax expenses associated with earnings expected to be distributed from its FIEs to the Hong Kong subsidiary.

Pillar Two rules

The Group is subject to the Pillar Two rules published by the Organisation for Economic Co-operation and Development, which impose a top-up tax on profits arising in jurisdictions where the effective tax rate, calculated on a jurisdictional basis, is below the minimum rate of 15%. The corresponding Pillar Two legislation was enacted in Hong Kong with effect from 2025. In accordance with the requirements of Hong Kong's Pillar Two legislation, the Group recognized current income tax expenses of RMB25.9 million for the six months ended June 30, 2026, reflecting the current estimate of the top-up tax exposure borne by the Group.

Components of income tax expenses are as follows:

	For the six months ended June 30,	
	2025	**2026**
	(RMB in thousands)	
Current income tax expenses	173,672	**306,387**
Deferred income tax (benefit)/expenses*	(607)	**542,820**
Total	173,065	**849,207**

* Other than the withholding tax expenses disclosed above, deferred income tax expenses for the six months ended June 30, 2026 consisted primarily of the tax effect of RMB520.1 million related to fair value gains on investments in an investee company.

5. NET INCOME PER SHARE

The computation of basic and diluted net income per share for the periods presented is as follows:

	For the six months ended June 30,	
	2025	**2026**
	(RMB in thousands, except share and per share data)	
Numerator		
Net income attributable to ordinary shareholders of KANZHUN LIMITED	1,234,532	**3,101,801**
Denominator		
Weighted average number of ordinary shares used in computing basic net income per share	876,959,135	**917,870,090**
Dilutive effect of share-based awards	24,277,910	**18,980,041**
Weighted average number of ordinary shares used in computing diluted net income per share	901,237,045	**936,850,131**
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED		
– Basic	1.41	**3.38**
– Diluted	1.37	**3.31**

6. INVESTMENTS

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Short-term investments		
– Wealth management products	9,095,836	**10,656,130**
– Listed equity securities*	–	**2,137,367**
– Fixed rate notes	354,408	**350,269**
Total short-term investments	9,450,244	**13,143,766**
Long-term investments		
– Fixed rate notes	1,655,884	**3,461,556**
– Unlisted equity securities*	192,267	**110,020**
– Wealth management products	50,027	**100,000**
Total long-term investments	1,898,178	**3,671,576**

* As of December 31, 2025, the Group's investments in an investee company were classified as held-for-sale assets and presented as long-term investments. In January 2026, the investee company completed its initial public offering, resulting in the termination of certain preferential rights (including redemption right and liquidation preference) associated with the investments. Accordingly, the investments were reclassified to trading securities and presented as short-term investments as of June 30, 2026. The fair value of the investments fluctuated with changes in the investee company's share price.

7. ACCOUNTS AND NOTES RECEIVABLE, NET

An aging analysis of accounts and notes receivable as of December 31, 2025 and June 30, 2026, based on recognition date and net of credit loss allowance, is as follows:

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Within 3 months	20,334	**35,953**
Between 3 months and 6 months	4,347	**7,201**
Between 6 months and 1 year	2,498	**3,675**
More than 1 year	5,958	**6,603**
Total	33,137	**53,432**

8. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Receivables from third-party online payment platforms	63,188	**175,805**
Prepaid advertising expenses and service fees	26,761	**121,501**
Prepaid income tax and value-added tax	119,604	**112,336**
Deposits	54,361	**51,480**
Staff loans and advances	12,769	**22,949**
Receivables related to the exercise of share-based awards*	68,564	**17,062**
Others	19,958	**91,141**
Total	365,205	**592,274**

* It mainly represents receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

9. ACCOUNTS PAYABLE

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Payables for purchase of property, equipment and software	47,978	**245,975**
Payables for server custody fees	38,778	**38,128**
Payables for advertising expenses	25,164	**19,547**
Others	8,046	**11,446**
Total	119,966	**315,096**

An aging analysis of accounts payable as of December 31, 2025 and June 30, 2026, based on recognition date, is as follows:

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Within 3 months	103,744	**308,785**
Between 3 months and 6 months	4,558	**359**
Between 6 months and 1 year	6,330	**2,465**
More than 1 year	5,334	**3,487**
Total	119,966	**315,096**

10. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Salary, welfare and bonus payable	502,670	**492,924**
Consideration payable for share repurchases	22,231	**330,079**
Tax payable	211,487	**175,365**
Advance from customers*	114,044	**127,661**
Deposits	41,994	**33,642**
Others	28,893	**17,577**
Total	921,319	**1,177,248**

* It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group's services.

11. DIVIDENDS

Under the Company's annual dividend policy, in August 2026, the Company's board of directors approved an annual cash dividend of US$0.255 per ordinary share, or US$0.510 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 28, 2026, Beijing Time and New York Time, respectively. The aggregate amount of the dividend to be paid will be approximately US$230 million.

No dividend was declared by the Company during the six months ended June 30, 2025 and 2026.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the respective websites of the Hong Kong Stock Exchange (https://www.hkexnews.hk) and the Company (https://ir.zhipin.com). The interim report of the Company for the six months ended June 30, 2026 will be made available on the above websites in due course.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, August 25, 2026

As at the date of this announcement, the Board of the Company comprises Mr. Peng Zhao, Mr. Xu Chen, Mr. Tao Zhang, Ms. Xiehua Wang and Ms. Yang Mu as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Hongyu Liu as the independent non-executive Directors.